UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               INSMED INCORPORATED
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    457669208
                                    ---------
                                 (CUSIP Number)

                                 March 15, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 457669208                                           Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL CAPITAL MANAGEMENT L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

              DELAWARE

                     5       Sole Voting Power
 Number of                          2,992,279
  Shares
Beneficially         6       Shared Voting Power
  Owned By                          0
   Each
 Reporting           7       Sole Dispositive Power
   Person                           2,992,279
   With
                     8       Shared Dispositive Power
                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,972,279

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [   ]

11       Percent of Class Represented By Amount in Row (9)

                          6.24%

12       Type of Reporting Person (See Instructions)

                          PN

                                  SCHEDULE 13G

CUSIP No. 457669208                                           Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL MANAGERS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

              DELAWARE

                     5       Sole Voting Power
 Number of                          2,992,279
  Shares
Beneficially         6       Shared Voting Power
  Owned By                          0
   Each
 Reporting           7       Sole Dispositive Power
   Person                           2,992,279
   With
                     8       Shared Dispositive Power
                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,972,279

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [   ]

11       Percent of Class Represented By Amount in Row (9)

                          6.24%

12       Type of Reporting Person (See Instructions)

                          OO

                                  SCHEDULE 13G

CUSIP No. 457669208                                           Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STEVEN H. BLOOM

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

              UNITED STATES

                     5       Sole Voting Power
 Number of                          2,992,279
  Shares
Beneficially         6       Shared Voting Power
  Owned By                          0
   Each
 Reporting           7       Sole Dispositive Power
   Person                           2,992,279
   With
                     8       Shared Dispositive Power
                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,972,279

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [   ]

11       Percent of Class Represented By Amount in Row (9)

                          6.24%

12       Type of Reporting Person (See Instructions)

                          IN; HC

                                                              Page 5 of 10 Pages


Item 1(a)         Name of Issuer:

                  Insmed Incorporated (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  4851 Lake Brook Drive, Glen Allen, Virginia 23060

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i. Sagamore Hill Capital Management L.P. ("Sagamore Hill Capital Management");

                    ii.  Sagamore Hill Managers LLC ("Sagamore Managers"); and

                    iii. Steven H. Bloom ("Mr. Steven Bloom").

                  This Statement relates to securities held for the account of the Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation (the "Hub Fund"). Pursuant to a portfolio management agreement, Sagamore Hill Capital Management serves as investment manager of the Hub Fund. In such capacity, Sagamore Hill Capital Management may be deemed to be the beneficial owner of securities held for the account of the Hub Fund. The general partner of Sagamore Hill Capital Management is Sagamore Managers. In such capacity, Sagamore Hill Managers may be deemed to be the beneficial owner of securities held for the account of the Hub Fund. Mr. Steven Bloom is the sole member of Sagamore Managers. In such capacity, Mr. Steven Bloom may be deemed to be the beneficial owner of securities held for the account of the Hub Fund.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 10 Glenville Street, 3rd Floor, Greenwich, CT 06831.

Item 2(c)         Citizenship:

                  1) Sagamore Hill Capital Management is a Delaware limited partnership;

                  2) Sagamore Managers is a Delaware limited liability company; and

                  3) Mr. Steven Bloom is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common stock, par value $.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  457669208

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  According to the Issuer's most recent annual report on Form 10-K filed with the Securities and Exchange Commission, the Issuer had 44,986,996 Shares outstanding as of February 28, 2005.

                  As of the date hereof, each of Sagamore Hill Capital Management, Sagamore Managers and Mr. Steven Bloom may be deemed to be the beneficial owner of 2,992,279 Shares (assuming the conversion of warrants and other convertible securities held for the account of the Hub Fund).

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Sagamore Hill Capital Management, Sagamore Managers and Mr. Steven Bloom may be deemed to be the beneficial owner as of the date hereof constitutes approximately 6.24% of the total number of Shares outstanding (assuming the conversion of warrants and other convertible securities held for the account of the Hub Fund).

Item 4(c)         Number of shares as to which such person has:

         Sagamore Hill Capital Management
         --------------------------------
         (i)       Sole power to vote or direct the vote:              2,992,279

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      2,992,279

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         Sagamore Managers
         -----------------
         (i)       Sole power to vote or direct the vote:              2,992,279

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      2,992,279

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

                                                              Page 7 of 10 Pages

         Mr. Steven Bloom
         ----------------
         (i)       Sole power to vote or direct the vote:              2,992,279

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      2,992,279

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Hub Fund in accordance with their ownership interests in the Hub Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 24, 2005                  SAGAMORE HILL CAPITAL MANAGEMENT L.P.

                                       By: Sagamore Hill Managers LLC,
                                           Its General Partner

                                       By: /s/ Steven H. Bloom
                                       -----------------------------------------
                                           Name:  Steven H. Bloom
                                           Title: Manager

Date:  March 24, 2005                  SAGAMORE HILL MANAGERS LLC


                                        By: /s/ Steven H. Bloom
                                       -----------------------------------------
                                           Name:  Steven H. Bloom
                                           Title: Manager

Date:  March 24, 2005                  STEVEN H. BLOOM


                                       /s/ Steven H. Bloom
                                       -----------------------------------------

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.      Joint Filing Agreement, dated as of March 24, 2005,
        by and among Sagamore Hill Capital Management L.P.,
        Sagamore Hill Managers LLC and Mr. Steven H. Bloom...                 10

                                                             Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the common stock of Insmed Incorporated, dated as of March 24, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  March 24, 2005                  SAGAMORE HILL CAPITAL MANAGEMENT L.P.

                                       By: Sagamore Hill Managers LLC,
                                           Its general partner

                                       By: /s/ Steven H. Bloom
                                       -----------------------------------------
                                           Name:  Steven H. Bloom
                                           Title: Manager

Date:  March 24, 2005                  SAGAMORE HILL MANAGERS LLC


                                        By: /s/ Steven H. Bloom
                                       -----------------------------------------
                                           Name:  Steven H. Bloom
                                           Title: Manager

Date:  March 24, 2005                  STEVEN H. BLOOM


                                       /s/ Steven H. Bloom
                                       -----------------------------------------